TSINGTAO
青岛啤酒

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

December 15, 2006

The Office of International
The Securities and Exchan
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

[signature]

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

dw 12/21

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

December 15, 2006

A. ANNOUNCEMENT ON IMPLEMENTATION OF THE SHARE REFORM PROPOSAL.

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON IMPLEMENTATION OF THE SHARE REFORM PROPOSAL

Reference is made to the announcements of the Company dated 30 August 2006, 8 September 2006, 20 September 2006, 18 October 2006 and 30 November 2006. The Board hereby announces the implementation status of the Share Reform Proposal. A shares of the Company will resume trading on 20 December 2006.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements of Tsingtao Brewery Company Limited (the "Company") dated 30 August 2006, 8 September 2006, 20 September 2006, 18 October 2006 and 30 November 2006. The board of directors (the "Board") of the Company hereby announces the implementation status of the Share Reform Proposal.

IMPORTANT NOTES

• The consideration relating to the Share Reform Proposal of the Company is as follows: all shareholders of non-circulating shares shall pay to all shareholders of the Circulating A Shares a total of 35,755,495 shares (that is, every circulating A share shall be entitled to approximately 0.178777 shares), and all shareholders of non-circulating shares shall pay to shareholders of circulating shares a total of RMB48 million in cash (that is, every circulating A share shall be entitled to RMB0.24 in cash).

• The record date for implementation of the Share Reform Proposal of the Company will be on 18 December 2006.

• The date of resumption of trading of the A shares of the Company and the trading date of the consideration shares will be on 20 December 2006. On that date, the ex-right reference price will not be calculated, there will be no suspension of trading for fluctuations of share price, and the share price will not be included for the purpose of calculation of indices. The date of the payment of cash consideration will be on 22 December 2006.

• After implementation of the Share Reform Proposal of the Company, the abbreviation of A shares of the Company "青島啤酒", and the stock code of A shares, "600600", shall remain unchanged.

I. Shareholders' meeting relating to the Share Reform Proposal of A share market

The time for the physical shareholders' meeting of the Company relating to the Share Reform Proposal of A share market (the "Meeting") was held at 14:00 on 16 October 2006; the time for on-line voting was from 09:30 to 11:30 and from 13:00 to 15:00 on each day of 12 October, 13 October and 16 October 2006.

The "Share Reform Proposal of Tsingtao Brewery Company Limited" (the "Reform Proposal") was considered and approved at the Meeting by way of registered ballots and the voting results were as follows: the number of consenting votes accounted for 98.37% of the aggregate number of shares with voting rights participated in the voting of the Meeting, of which the number of consenting Circulating A Shares accounted for 92.06% of the aggregate Circulating A Shares with voting rights participated in the voting of the Meeting and the number of consenting non-circulating shares accounted for 100% of the aggregate number of non-circulating shares with voting rights participated in the voting of the Meeting.

II. Contents of the implementation of the Reform Proposal:

1. Arrangement for the consideration of the Reform Proposal

All shareholders of non-circulating shares of the Company shall pay share and cash to the shareholders of Circulating A Shares of the Company whose names are on the register of China Securities Registration and Clearing Company Limited Shanghai Branch ("Registration and Clearing Company") on the record date for the implementation of the Reform Proposal as the consideration arrangements, which means that all shareholders of non-circulating shares of the Company shall pay to all shareholders of the Circulating A shares a total of 35,755,495 shares (that is, every circulating A share shall be entitled to approximately 0.178777 shares), and all shareholders of non-circulating shares shall pay to shareholders of circulating shares a total of RMB48 million in cash (that is, every circulating A share shall be entitled to RMB0.24 in cash). After completion of the implementation of the consideration arrangements, the non-circulating shares held by the shareholders of non-circulating shares of the Company will obtain trading rights immediately. The 35,755,495 consideration shares paid to the shareholders of Circulating A Shares pursuant to the Share Reform Proposal will be circulating on the first trading date after implementation of the Reform Proposal, that is on 20 December 2006. The date of the payment of cash consideration will be on 22 December 2006.

2. Undertakings of shareholders of non-circulating shares of the Company

(1) All shareholders of non-circulating shares of the Company shall comply with the provisions of laws, rules and regulations and perform their obligations under their undertakings. In addition, the shareholders of non-circulating shares of the Company also make a special undertaking: the shares held by them will not be traded or transferred on the A share market within sixty months from the trading date of the shares. However, the transfer of the original non-circulating shares resulting from the shareholding of the Company's management, and the transfer effected for the purpose of repaying the controlling shareholder, State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao the consideration paid on the Company's behalf are not applicable to the aforesaid undertaking;

(2) The controlling shareholder undertakes to propose the following profit appropriation proposal at the annual general meeting of the Company in the three years following the implementation of the Share Reform Proposal, and warrants to vote for the resolution on the poll at the general meeting: The profit appropriation ratio shall not be lower than 70% of the distributable profit of the Company realized for the year;

(3) After completion of the Share Reform Proposal, the controlling shareholder will propose to the Board of the Company to formulate long-term incentive plans (including share incentives). The Board shall implement the long-term incentive plans in accordance with relevant requirements of the State, or implement such plans after being passed at the general meetings of the Company.

3. Table on the implementation of the consideration arrangements

Pursuant to the share capital structure of the Company on the signing date of the implementation announcement, the specific arrangements for the payment of consideration shall be as follows:

		Before consideration payment		Consideration amount of the implementation		After consideration payment	
No.	Name of shareholders with consideration paid	Number of shares held (shares)	As a percentage of the entire share capital (%)	Consideration shares (shares)	Cash (in Ten Thousand)	Number of shares held (shares)	As a percentage of the entire share capital (%)
1	State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao	399,820,000	30.56	0	4,598	399,820,000	30.56
2	Qingdao Conson Industrial Corp.	26,164,384	2.00	26,164,384	0	0	0
3	China Construction Bank Corporation, Qingdao Branch	19,080,000	1.46	1,505,495	202	17,574,505	1.34
4	Qingdao Huaqing Financial Service Co., Ltd.	5,000,000	0.38	5,000,000	0	0	0
5	Shandong International Trust & Investment Co., Ltd.	3,085,616	0.24	3,085,616	0	0	0
	Total	453,150,000	34.64	35,755,495	4,800	417,394,505	31.9

III. Progress of the implementation of the Reform Proposal

1. The record date for implementation of the Reform Proposal will be on 18 December 2006.

2. The date of resumption of trading of the shares and the trading date of the consideration shares will be on 20 December 2006. On that date, the ex-right reference price will not be calculated, there will be no suspension of trading for fluctuations of share price, and the share price will not be included for the purpose of calculation of indices. The date of the payment of cash consideration will be on 22 December 2006.

IV. Stock Name and Stock Code of A Shares

After implementation of the Reform Proposal, the abbreviation of A shares of the Company "青島啤酒", and the stock code of A shares, "600600", shall remain unchanged.

V. Measures for the Share Reform Proposal Implementation

1. All shareholders of Circulating A Shares of the Company who hold every Circulating A share as recorded in the register kept by the Registration and Clearing Company at the record date for the implementation of the Reform Proposal will receive approximately 0.178777 shares of the Company and RMB0.24 in cash from shareholders of non-circulating shares, and the aggregate amount of shares and cash to be paid by shareholders of non-circulating shares to shareholders of Circulating A Shares amounted to 35,755,495 shares and RMB48 million cash.

2. Subjects of the Reform Proposal are all the shareholders of Circulating A Shares of the Company listed on the register kept by the Registration and Clearing Company at the record date for the implementation of the Reform Proposal.

3. The share consideration under the Share Reform Proposal is calculated by the computer network of the Registration and Clearing Company based on the proportion of the shareholding of the shareholders of Circulating A Shares recorded in the register as at the record date for the implementation of the Reform Proposal and is transferred to their account. Any fragmental share of each shareholder of Circulating A Shares on the basis of bonus issue will be given 1 share according to the decimal number in descending order, until the actual number of the bonus shares reaches the total number of shares involved in this bonus issue. In case the number of shareholders with the same decimal number exceeds the excess shares, the shares will be allotted by computer balloting.

4. Shareholders of Circulating A shares receiving consideration shares this time are not subject to any tax.

VI. Table of Changes in Shareholding Structure after the Implementation of the Reform Proposal

Type of shares		Before change (shares)	Change (shares)	After change (shares)
Non-circulating shares	All non-circulating shares	453,150,000	-453,150,000	0
Circulating shares with sale restrictions	State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao	0	+399,820,000	399,820,000
	Qingdao Conson Industrial Corp.	0	0	0
	China Construction Bank Corporation, Qingdao Branch	0	+17,574,505	17,574,505
	Qingdao Huaqing Financial Service Co., Ltd.	0	0	0
	Circulating shares with sale restrictions in total	0	+417,394,505	417,394,505
Circulating shares without sale restrictions	A shares	200,000,000	35,755,495	235,755,495
	H shares	655,069,178	0	655,069,178
	Circulating shares without sale restrictions in total	855,069,178	0	890,824,673
Total number of shares		1,308,219,178	0	1,308,219,178

VII. Expected Timetable for the trading of Shares with Sale Restrictions

No.	Name of Shareholder	Number of Circulating shares with sale restrictions held (shares)	Trading time ("R" represents the implementation date of the Reform Proposal)	Number of shares that can be listed and traded (shares)	Sale restrictions undertaken
1	State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao	399,820,000	R + less than 60 months	0	
		0	R + more than 60 months	399,820,000	No transfer or transactions at A share market within 60 months
2	China Construction Bank Corporation, Qingdao Branch	17,574,505	R + less than 60 months	0	
		0	R + more than 60 months	17,574,505	

VIII. Miscellaneous

1. Contact Information:

   Address: Tsingtao Beer Tower, May Fourth Square, Hong Kong Road Central, Qingdao, Shandong Province

   Postal Code: 266071

   Contact Person: YUAN Lu, ZHANG Rui Xiang

   Tel: (0532) 8571 3831

   Fax: (0532) 8571 3240

2. After the implementation of the Reform Proposal, the total share capital of the Company will remain unchanged, and financial indicators such as assets, liabilities, owners' equity and earnings per share will remain unchanged.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board

YUAN Lu

Secretary to the Board

Qingdao, the PRC, 14 December 2006

Directors of the Company as at the date hereof:

Executive Directors	*:Mr LI Gui Rong (Chairman), Mr JIN Zhi Guo (Vice Chairman), Mr SUN Ming Bo, Mr LIU Ying Di, Mr SUN Yu Guo*
Non-executive Directors	*: Mr Stephen J. BURROWS (Vice Chairman), Mr Mark F. SCHUMM*
Independent Directors	*:Mr CHU Zhen Gang, Mr FU Yang, Ms LI Yan, Mr POON Chiu Kwok*